Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended June 30, 2009:
Basic EPS (available to common shareholders)	$173,875	55,984,116	$3.11
Diluted EPS	$173,875	55,990,946	$3.11
Quarter ended June 30, 2008:
Basic EPS	$43,120	52,159,646	$0.83
Diluted EPS (No effect of preference shares: anti-dilutive)	$47,450	60,560,764	$0.78
Six months ended June 30, 2009
Basic EPS	$182,127	55,943,928	$3.26
Diluted EPS	$182,127	55,954,235	$3.25
Six months ended June 30, 2008
Basic EPS	$125,689	54,793,624	$2.29
Diluted EPS	$134,253	63,193,486	$2.12